UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

(Name of Issuer)

Ordinary shares, par value US$$0.0001 per share

(Title of Class of Securities)

16943C109(1)

(CUSIP Number)

Simin Zhang

28F, Neptunus Yinhe Keji Building

No.1, Kejizhong 3rd Road

Nanshan District, Shenzhen

Guangdong Province 518057

People’s Republic of China

Facsimile: +86 755 2643 0889

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

With a copy to

Denise Shiu, Esq.

Cleary Gottlieb Steen & Hamilton LLP

45th Floor, Fortune Financial Center

5 Dong San Huan Zhong Lu, Chaoyang District,

Beijing, 100022

People’s Republic of China

Facsimile: +86 10 5879 3902

March 17, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

1.	Name of Reporting Person Simin Zhang
2.	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF and BK
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 157,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 157,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 157,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row (11) 79.5%*
12	Type of Reporting Person IN

*	Based upon 197,446,940 shares of Ordinary Shares issued and outstanding as of March 31, 2015, as reported in the Issuer’s Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities Exchange Commission (“SEC”) on April 23, 2015.

1.	Name of Reporting Person China Neptunus Drugstore Holding Ltd.
2.	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC and BK
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 157,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 157,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 157,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row (11) 79.5%*
12	Type of Reporting Person CO

*	Based upon 197,446,940 shares of Ordinary Shares issued and outstanding as of March 31, 2015, as reported in the Issuer’s Form 20-F for the year ended December 31, 2014, filed with the SEC on April 23, 2015.

1.	Name of Reporting Person New Wave Developments Limited
2.	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row (11) 25.3%*
12	Type of Reporting Person CO

*	Based upon 197,446,940 shares of Ordinary Shares issued and outstanding as of March 31, 2015, as reported in the Issuer’s Form 20-F for the year ended December 31, 2014, filed with the SEC on April 23, 2015.

This amendment No.1 (“Amendment No. 1”) is filed jointly by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”): (i) Mr. Simin Zhang (“Mr. Zhang”), (ii) China Neptunus Drugstore Holding Ltd., a company incorporated under the laws of the British Virgin Islands (“Neptunus”) and (iii) New Wave Developments Limited, a company incorporated under the laws of the British Virgin Islands (“NWD”).

This Amendment No. 1 amends and supplements the Schedule 13D jointly filed by the Reporting Persons with respect to the ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), of China Nepstar Chain Drugstore Ltd., a Cayman Islands exempted company (the “Issuer”), filed with the United States Securities and Exchange Commission (the “SEC”) on July 14, 2015 (the “Original Schedule 13D”). The Issuer’s American Depositary Shares (the “ADSs”), each representing two Ordinary Shares, are listed on New York Stock Exchange under the symbol “NPD.” The Reporting Persons, however, only beneficially own the Ordinary Shares.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended and supplemented by inserting the following before the last paragraph:

As further described in Item 4 below, the transactions contemplated by the Merger Agreement (as defined in Item 4 below), including the Merger (as defined in Item 4 below), will be financed entirely by debt financing on the terms and conditions described in the Debt Commitment Letter (as defined in Item 4 below).

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended and supplemented by inserting the following before the second to last paragraph:

Merger Agreement

On March 16, 2016, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Neptunus and Neptunus Global Limited (“Merger Sub”), a company incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of Neptunus.

The Merger Agreement provides for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving and becoming a direct wholly-owned subsidiary of Neptunus (the “Surviving Company”). Under the terms of the Merger Agreement, at the effect time of the Merger, each ordinary share, par value US$1 per share, of Merger Sub issued and outstanding immediately prior to the effective time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value US$1 per share, of the Surviving Company. Such conversion shall be effected by means of the cancellation of such ordinary shares of Merger Sub, in exchange for the right to receive one such ordinary share of the Surviving Company. Such ordinary shares of the Surviving Company shall be the only issued and outstanding share capital of the Surviving Company.

Each Ordinary Share of the Issuer, including the Ordinary Shares represented by ADSs, issued and outstanding immediately prior to the effective time (excluding any Ordinary Shares beneficially owned by Neptunus, Merger Sub or their affiliates, and any dissenting shares) shall be cancelled and cease to exist in exchange for the right to receive an amount in cash equal to US$1.31 per Ordinary Share or US$2.62 per ADS without any interest thereon.

Each Ordinary Share beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by Neptunus, Merger Sub or their affiliates, in each case, immediately prior to the effective time shall be cancelled and shall cease to exist as of the effective time, and no consideration or distribution shall be delivered with respect thereto.

The consummation of the Merger is subject to a number of closing conditions, including, but not limited to, approval of the Merger Agreement and the transactions (including the Merger) by the affirmative vote of holders of at least two-thirds of the Ordinary Shares present and voting at an extraordinary shareholders’ meeting of the Issuer, which is the only vote necessary to approve the Merger. The Merger Agreement may be terminated by the Issuer or Neptunus under certain circumstances.

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained pursuant to the Debt Commitment Letter.

If the transactions contemplated by the Merger Agreement are consummated, the Surviving Company will become a privately held company beneficially owned by Mr. Simin Zhang and the ADSs will be delisted from the New York Stock Exchange and the Ordinary Shares will be deregistered under the Act. In addition, consummation of the Merger could result in one or more of the actions specified in clauses (a) - (j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board (as the surviving company in the Merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Debt Commitment Letter

In connection with the transactions contemplated by the Merger Agreement, Ping An Bank Co., Ltd. (the “Lender”) issued a debt commitment letter (the “Debt Commitment Letter”) dated March 16, 2016, which was acknowledged by Neptunus pursuant to which the Lender agreed to provide, subject to certain terms and conditions (but on a “certain funds” basis), RMB360,000,000 (or equivalent in US Dollar) of debt financing to Neptunus to consummate the Merger.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by inserting the following before the last paragraph:

The description of the Merger Agreement and the Debt Commitment Letter set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Debt Commitment Letter, which have been filed as Exhibits 7.07 and 7.08, respectively, and are incorporated herein by this reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by inserting the following before the last paragraph:

The information regarding the Merger Agreement and the Debt Commitment Letter under Item 4 is incorporated herein by reference in its entirety.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

7.01*	Joint Filing Agreement by and among the Reporting Persons, dated July 14, 2015.

7.02*	Share Purchase Agreement by and between Capital Eagle Global Limited and New Wave Developments Limited, dated as of May 18, 2015, incorporated by reference to Exhibit 99.3 to the Amendment No.1 to the Schedule 13D filed by Capital Eagle Global Limited and certain other filing persons thereto with the SEC on July 10, 2015.

7.03*	English translation of the Share Entrustment Agreement by and between Mr. Simin Zhang and Mr. Xiguang Huang, dated as of May 18, 2015.

7.04*	English translation of the Termination Agreement by and between Mr. Simin Zhang and Mr. Xiguang Huang, dated as of July 6, 2015.

7.05*	The Instrument of Transfer by and between Mr. Xiguang Huang and China Neptunus Drugstore Holding Ltd., dated July 6, 2015.

7.06*	Proposal from Mr. Simin Zhang and China Neptunus Drugstore Holding Ltd. to the board of directors of China Nepstar Chain Drugstore Ltd., dated as of July 6, 2015, incorporated by reference to Exhibit A of Exhibit 99.1 to the Form 6-K filed by the Issuer with the SEC on July 6, 2015.

7.07	Agreement and Plan of Merger by and among China Nepstar Chain Drugstore Ltd., China Neptunus Drugstore Holding Ltd. and Neptunus Global Limited, dated March 16, 2016. (incorporated by reference to Exhibit 99.2 to China Nepstar Chain Drugstore Ltd.’s Report of Foreign Private Issuer filed on Form 6-K on March 16, 2016)

7.08	Debt Commitment Letter by and among Neptunus Drugstore Holding Ltd. and Ping An Bank Co., Ltd., dated March 16, 2016

*Previously filed on July 14, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2016

New Wave Developments Limited By: /s/ Simin Zhang Name: Simin Zhang Title: Director
China Neptunus Drugstore Holding Ltd. By: /s/ Simin Zhang Name: Simin Zhang Title: Director
Simin Zhang /s/ Simin Zhang